The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three and Nine Months Ended September 30, 2010 and 2009

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Consolidated Balance Sheets

(expressed in United States dollars)

(Unaudited – prepared by management)

	September 30, 2010	December 31, 2009
Assets

Current assets
Cash and cash equivalents	$ 397,032	$ 3,955
Accounts receivable	45,192	6,852
Due from related party (Note 7)	12,607	--
Prepaid expenses and deposits	13,553	21,388
	468,384	32,195

Other	7,803	7,660
Investments (Note 3)	4,676	--
Property and equipment (Note 4 (a))	34,325	28,807
Mineral property interests (Note 4 (b))	1,076,248	1,067,707

	$ 1,591,436	$ 1,136,369

Liabilities and Shareholders’ Equity (Deficiency)
Current liabilities
Accounts payable and accrued liabilities	$ 607,925	$ 1,149,405
Due to related parties (Note 7)	553,047	757,022
Capital lease obligation (Note 5)	5,976	5,976
	1,166,948	1,912,403
Capital lease obligation (Note 5)	8,147	13,306
Convertible preference shares (Note 6 (b))	--	727,674
	1,175,095	2,653,383
Shareholders’ equity (deficiency)
Share capital	40,814,276	38,792,139
Equity component of convertible preference shares (Note 6 (b))	--	90,902
Share subscriptions	85,540	--
Warrants	617,838	112,355
Contributed surplus	6,344,938	6,223,649
Accumulated other comprehensive loss	(578,524)	(577,456)
Deficit	(46,867,727)	(46,158,603)
	416,341	(1,517,014)

	$ 1,591,436	$ 1,136,369

Nature of operations and going concern (Note 1)

Commitments (Note 4)

Subsequent events (Notes 4 (b) and 6 (b))

Measurement uncertainty (Note 4)

See accompanying notes to consolidated financial statements.

Approved by the Directors

“David Watkinson”

“Stephen J. Wilkinson”

David Watkinson

Stephen J. Wilkinson

Director

Director

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Consolidated Statements of Operations and Deficit

(expressed in United States dollars)

(Unaudited – prepared by management)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Expenses
Amortization	$ 4,355	$ 5,904	$ 14,285	$ 24,219
Accretion of debt portion of preference shares	635	1,909	4,471	4,267
Golden Bear research costs (note 9)	--	(996)	--	9,192
Exploration costs (note 10)	93,310	283,640	416,033	917,071
Foreign exchange loss	67,808	103,255	50,459	155,745
Finance expense	4,455	17,696	31,795	43,125
Legal, accounting and audit	35,965	28,256	85,571	67,547
Management and consulting fees	10,127	29,090	58,270	81,466
Office and administration	29,647	54,461	128,958	194,496
Recovery on sale of equipment	(7,200)	--	(43,200)	--
Salaries and benefits	38,270	42,061	150,462	145,182
Stock-based compensation	--	--	102,961	964
Shareholder communications	28,811	28,484	66,974	98,624
Travel	--	--	--	1,315
	306,183	593,760	1,067,039	1,743,213
Other income
Recovery of provision for doubtful accounts	(26,330)	(28,409)	(136,187)	(32,379)
Gain on settlement of preference shares	(144,270)	--	(144,270)	--
Gain on settlement of debt	--	--	(77,197)	--
Interest income	(261)	--	(261)	(1,308)
Loss for the period	(135,322)	(565,351)	(709,124)	(1,709,526)

Deficit, beginning of period	(46,732,405)	(44,916,782)	(46,158,603)	(43,772,607)

Deficit, end of period	$ (46,867,727)	$ (45,482,133)	$ (46,867,727)	$ (45,482,133)

Loss per share – basic and diluted	$ (0.01)	$ (0.03)	$ (0.04)	$ (0.11)

Weighted average number of common shares outstanding	21,662,578	16,155,130	19,436,486	16,304,028

Consolidated Statements of Comprehensive Income

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Loss for the period before comprehensive income (loss)	$ (135,322)	$ (565,351)	$ (709,124)	$ (1,709,526)
Other comprehensive income (loss)	918	--	(1,068)	--
Comprehensive loss for the period	$ (134,404)	$ (565,351)	$ (710,192)	$ (1,709,526)

See accompanying notes to consolidated financial statements.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Consolidated Statements of Shareholders’ Equity (Deficiency)

Three and nine months ended September 30, 2010 and 2009

(expressed in United States dollars)

(Unaudited – prepared by management)

	Common Shares Without Par Value (Note 5)		Preference Shares	Share subscriptions	Warrants	Contributed Surplus	Accumulated Other Comprehensive Loss	Deficit	Total Shareholders’ Equity (Deficiency)
	Shares	Amount
Balance, December 31, 2008	15,751,987	$ 38,397,699	$ 90,902	$ 33,600	$ 1,936,339	$ 4,286,347	$ (577,456)	$ (43,772,607)	$ 394,824
Private placements, less issue costs	861,500	236,497	--	(33,600)	112,355	--	--	--	315,252
Shares issued for property acquisition	280,823	157,943	--	--	--	--	--	--	157,943
Warrants expired, unexercised	--	--	--	--	(1,936,339)	1,936,339	--	--	--
Stock-based compensation	--	--	--	--	--	963	--	--	963
Loss for the year	--	--	--	--	--	--	--	(2,385,996)	(2,385,996)
Balance, December 31, 2009	16,894,310	38,792,139	90,902	--	112,355	6,223,649	(577,456)	(46,158,603)	(1,517,014)
Shares issued for property acquisition	19,432	7,134	--	--	--	--	--	--	7,134
Shares issued for settlement of debt	608,135	73,886	--	--	--	--	--	--	73,886
Shares and warrants issued for settlement of dividends on preference shares	2,813,575	517,151	--	--	479,587	--	--	--	996,738
Conversion of preference shares for common	394,843	72,574	(90,902)	--	--	18,328	--	--	--
Private placement, less share issue costs	3,000,000	652,026	--	--	21,147	--	--	--	673,173
Private placement, less share issue costs	5,203,856	699,366	--	--	4,749	--	--	--	704,115
Stock based compensation	--	--	--	--	--	102,961	--	--	102,961
Share subscriptions	--	--	--	85,540	--	--	--	--	85,540
Unrealized comprehensive loss for the period	--	--	--	--	--	--	(1,068)	--	(1,068)
Loss for the period	--	--	--	--	--	--	--	(709,124)	(709,124)
Balance, September 30, 2010	28,934,151	$ 40,814,276	$ --	$ 85,540	$ 617,838	$ 6,344,938	$ (578,524)	$ (46,867,727)	$ 416,341

See accompanying notes to consolidated financial statements.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Consolidated Statements of Cash Flows

(expressed in United States dollars)

(Unaudited – prepared by management)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Cash provided by (used for):
Operations:
Loss for the period	$ (135,322))	$ (565,351)	$ (709,124)	$ (1,709,526)
Items not involving cash
Amortization	4,355	4,904	14,285	24,422
Accretion of debt component of preference shares	635	1,909	4,471	4,267
Gain on sale of property and equipment	(7,200)	--	(43,200)	-
Gain on settlement of debt	--	--	(77,197)	--
Gain on settlement of preference shares	(144,270)	--	(144,270)	--
Decrease in provision for doubtful accounts	(26,330)	--	(136,187)	--
Unrealized foreign exchange loss (gain)	(352)	55,906	(367)	86,042
Stock-based compensation	--	--	102,961	964
Changes in non-cash operating working capital
Accounts receivable	(41,972)	2,290	(38,340)	(762)
Due to/from related parties	(345,576)	68,948	(80,395)	399,599
Prepaid expenses and deposits	5,010	39,926	7,835	84,701
Accounts payable and accrued liabilities	67,420	218,179	(190,140)	426,322
	(623,602)	(173,289)	(1,289,668)	(683,971)

Investing activities:
Mineral property acquisition costs	--	--	(6,927)	--
Proceeds on sale of equipment	7,200	1,000	43,200	1,000
Equipment additions	(19,803)	--	(19,803)	--
Capital lease payments	(1,755)	(2,155)	(5,159)	(5,277)
Redemption of short term investments	--	--	--	218,391
	(14,358)	(1,155)	11,311	214,114

Financing activities:
Common shares issued for cash	912,721	--	1,585,894	--
Share subscriptions received	85,540	143,854	85,540	296,120
	998,261	143,854	1,671,434	296,120

Increase (decrease) in cash during the period	360,301	(30,590)	393,077	(173,737)
Cash, beginning of period	36,731	37,954	3,955	181,101
Cash, end of period	$ 397,032	$ 7,364	$ 397,032	$ 7,364

See accompanying notes to consolidated financial statements

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Three and nine months ended September 30, 2010 and 2009

 (expressed in United States dollars)

(Unaudited – prepared by management)

1.

Nature of operations and going concern

Emgold Mining Corporation (“the Company) is incorporated under the British Columbia Corporations Act.  The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.

The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests and on future profitable production or proceeds from the disposition of the mineral property interests or other interests.  At September 30, 2010, the Company extended the lease period of the option agreement from February 1, 2011, for an additional two years to February 1, 2013 and the lease and option was brought into compliance.  Lease payments during the extension period will be $30,000 per quarter.

The current lease extension, from February 1, 2009 to February 1, 2011, required quarterly payments of $30,000 per quarter in 2009 and $60,000 per quarter in 2010.  The lessors have agreed to defer 50% of the quarterly lease payments for 2010, amounting to $30,000 per quarter.  The amount of the deferral, totalling $120,000, will be added to the purchase price of the I-M Property, the first installment of which becomes due on February 1, 2013.  The $120,000 will be subject to an interest calculation at 5.25% compounded annually.

These interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Idaho-Maryland Mining Corporation, Emgold (US) Corp. and Golden Bear Ceramics Company.  All inter-company transactions are eliminated on consolidation.

The accompanying consolidated financial statements for the interim periods ended September 30, 2010 and 2009, have been prepared using Canadian generally accepted accounting principles (“Canadian GAAP”) and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for the fair presentation of the financial position, results of operations and cash flows for the interim periods presented.  The consolidated financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year and have been prepared using Canadian GAAP applicable to a going concern.  There is substantial doubt as to the validity of this assumption as at September 30, 2010, as the Company had a shareholders’ equity of $416,341 (December 31, 2009 – deficiency of $1,517,014).  The Company incurred a loss of $709,124 for the nine months ended September 30, 2010 (a loss of $2,385,996 for the year ended December 31, 2009) and had a working capital deficiency of $698,564 (December 31, 2009 - $1,880,208) and an accumulated deficit of $46,867,727 at September 30, 2010 ($46,158,603 – December 31, 2009).  Operations for the nine months ended September 30, 2010, have been funded primarily from a private placement completed during the nine months ended September 30, 2010, and from advances from related parties.

These interim consolidated financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2009.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Three and nine months ended September 30, 2010 and 2009

 (expressed in United States dollars)

(Unaudited – prepared by management)

1.

Nature of operations and going concern (continued)

The Company’s ability to continue as a going concern is contingent on its ability to obtain additional financing.  The current equity and financial market conditions, the challenging environment for raising monies, and the low price of the Company’s common stock make it difficult to obtain additional funding by private placements of shares.  There is no assurance that the Company will be successful with any financing ventures.  It is dependent upon the continuing financial support of related parties and shareholders or obtaining financing to continue exploration and/or development of its mineral property interests and to meet its administrative overhead costs.  While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of assets, or other forms of equity financing, there is no assurance that any such activity will generate funds that will be available for operations.

The interim consolidated financial statements do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumptions were not appropriate. Such adjustments could be material.

2.

Recent accounting pronouncements

(i)

Business combinations

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, which replaces former guidance on business combinations.  Section 1582 establishes principles and requirements of the acquisition method and related disclosures.  In addition, the CICA issued Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling interests, which replaces the existing guidance.  Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted.

Section 1582 is equivalent to the corresponding provisions of IFRS 3R.  Sections 1601 and 1602 are equivalent to the corresponding provisions of International Accounting Standard 27, Consolidated and Separate Financial Statements (January 2008).  The new sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.  The new sections also require non-controlling interest to be presented as a separate component of shareholders’ equity.

Under Section 1602, non-controlling interest income is not deducted in arriving at consolidated net income or other comprehensive income.  Rather, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interest based on relative ownership interests.  These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and should be adopted concurrently with Section 1582.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Three and nine months ended September 30, 2010 and 2009

 (expressed in United States dollars)

(Unaudited – prepared by management)

3.

Investments

	Number	Book Value September 30, 2010	Fair Value September 30, 2010	Fair Value December 31, 2009
Valterra Resource Corp. common shares(Note 4)	50,000	$ 2,953	$ 2,430	$ --
Valterra Resource Corp. warrants	50,000	2,685	2,246	--
Total Investments		$ 5,638	$ 4,676	$ --

As at September 30, 2010, investments in available-for-sale securities consist of marketable securities which had a market value of $4,676 and non-tradable warrants with an exercise price equal to market value on the date of exercise, with an expiry date of January 24, 2015.  The carrying amount of these securities are subject to revaluation on a mark-to-market basis at the end of each reporting period, and the increases or decreases arising on revaluation are recorded in Accumulated Other Comprehensive Income (“AOCI”), a component of shareholders’ equity.

4.

Property and equipment

(a)

Equipment

September 30, 2010	Cost	Accumulated Amortization	Net Book Value
Plant and field equipment	$ 228,144	$ 228,122	$ 22
Office furniture and equipment	86,031	74,642	11,389
Research equipment	63,080	63,080	--
Computer hardware and software	143,462	126,373	17,089
Vehicle – held under capital lease	38,833	33,008	5,825
Total	$ 559,550	$ 525,225	$ 34,325

December 31, 2009	Cost	Accumulated Amortization	Net Book Value
Plant and field equipment	$ 249,472	$ 249,260	$ 212
Office furniture and equipment	81,451	68,251	13,200
Research equipment	163,466	163,466	--
Computer hardware and software	128,237	124,493	3,744
Vehicle – held under capital lease	38,833	27,182	11,651
Total	$ 661,459	$ 632,652	$ 28,807

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Three and nine months ended September 30, 2010 and 2009

 (expressed in United States dollars)

(Unaudited – prepared by management)

4.

Property and equipment (continued)

(b)

Mineral property interests

The acquisition costs of the Company’s interest in mineral properties owned or under option, consist of the following:

Mineral property acquisition costs	September 30, 2010	December 31, 2009
Idaho-Maryland Property, California	$ 747,219	$ 747,219
Rozan Gold Property, British Columbia	115,301	120,821
Stewart Property, British Columbia	199,667	199,667
Buckskin Rawhide Property, Nevada	14,061	--
	$ 1,076,248	$ 1,067,707

Idaho-Maryland Property, California

In fiscal 2002, the Company renegotiated a lease with the owners of the Idaho-Maryland Property (“I-M Property”) and surrounding areas in the Grass Valley Mining District, California.  All acquisition and exploration costs relating to the Idaho-Maryland Property were written off in fiscal 1999 and exploration costs on the property have been expensed since that date.

The owners granted to the Company the exclusive right and option to purchase all of the leased property.  The property is subject to a 3% Net Smelter Royalty (“NSR”) from production if the property is still being leased.  Any royalty payments made prior to exercising the purchase option may be deducted from the purchase price.  Lease payments of $25,500 were payable quarterly commencing May 1, 2004, and continuing until February 1, 2007, as amended, then increased to $75,000.  In 2009, the Company amended the mining lease and option to purchase as follows: the payments, commencing on February 1, 2009, were reduced to $30,000 per quarter during fiscal 2009.  Commencing with the February 1, 2010, payment, quarterly payments are to be $60,000 through to the end of the extended term, which is February 1, 2011.

At September 30, 2010, the Company extended the lease and option agreement from February 1, 2011, for an additional two years to February 1, 2013.  Lease payments during the extension period will be $30,000 per quarter.  The current lease extension, from February 1, 2009 to February 1, 2011, required quarterly payments of $30,000 per quarter in 2009 and $60,000 per quarter in 2010.  The lessors have agreed to defer 50% of the quarterly lease payments for 2010, amounting to $30,000 per quarter.  The amount of the deferral, totalling $120,000 will be added to the purchase price of the I-M Property, the first installment of which becomes due on February 1, 2013.  The $120,000 will be subject to interest calculation at 5.25% compounded annually.  The Company has is in good standing on all lease payments made to the date of this interim consolidated financial statement.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Three and nine months ended September 30, 2010 and 2009

 (expressed in United States dollars)

(Unaudited – prepared by management)

4.

Property and equipment (continued)

Provided that payments are kept current, the Company may purchase the property at any time.  The purchase price at February 1, 2013, would be $6,154,717.  In April 2004, the Company acquired a parcel of land adjacent to other properties under option by the Company in Grass Valley, California from a non-related party, in addition to the purchase of mining rights from another non-related party on other claims for a total of $589,276 in mineral property acquisition costs.

The Company entered into an agreement to acquire 7.13 acres of land known as the "Whisper Property".  Under the terms of the agreement, the Company agreed to a one-time share issuance of 280,823 common shares to the seller for the purchase of the Whisper Property at a market price of Cdn$0.55 on the date of filing.  No common shares were issued as bonuses, finder's fees or commissions in connection with this transaction.  The common shares issued pursuant to the agreement are subject to a hold period of four (4) months, plus one (1) day from the date of issuance.  A title search is required to transfer title.  The common shares have been issued from treasury but have not been distributed to the seller pending title searches and final documentation.

Porph Claims, British Columbia

The Company has staked six claims contiguous to the Stewart Property and form part of the Stewart Property, located in south-eastern British Columbia.

Rozan Gold Property, British Columbia

In 2000, the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located in British Columbia.  The Company holds a 100% interest in the property, subject to a 3.0% NSR.  The Company has the right to purchase 66⅔% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33⅓%.

In January 2010 the Company entered into a Lease and Option to Purchase Agreement (the “Agreement”) with Valterra Resource Corporation (“Valterra”).  The Agreement calls for cumulative work commitments of $1,000,000 over five years, with a commitment of $50,000 in 2010, $200,000 in 2011, and $250,000 in each of the years 2012 to 2014.

The term of the Agreement is for a period of 5 years, with property payments of cash, common shares and five-year warrants to be made by Valterra to the Company during the lease as follows:

Period	Cdn$	Shares	5 Year Warrants
Signing	Nil	50,000	50,000
Year 1	$30,000	50,000	50,000
Year 2	$30,000	50,000	50,000
Year 3	$40,000	50,000	50,000
Year 4	$40,000	50,000	50,000
Year 5	$60,000	100,000	100,000
Total	$200,000	350,000	350,000

The price of the warrants will be equal to the price of the common shares at the time of exercise by the Company.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Three and nine months ended September 30, 2010 and 2009

 (expressed in United States dollars)

(Unaudited – prepared by management)

4.

Property and equipment (continued)

Upon completion of the lease payments and work commitments, Valterra will acquire the Rozan Property, subject to an underlying NSR.  Valterra will use its best efforts to complete a NI 43-101 resource estimate for the property by Year 5, subject to results obtained from exploration and development work.  Under the agreement with Valterra, should the Company elect to acquire two thirds of the NSR currently held by the original optionors, or a 2% NSR, Valterra will have 30 days to exercise an option to obtain half of this interest (a 1% NSR) for Cdn$500,000.  The Company will use this payment as part of the required payment to acquire the 2% NSR from the original optionors and will then transfer the 1% NSR to Valterra.  Should Valterra elect not to exercise its option at this time, it shall retain a further option to acquire the 1% NSR from the Company at a future date for Cdn$750,000.  The Company will retain its first right of refusal with the original optionors to acquire the remaining 1% of their NSR, should they elect to sell it to a third party.  Should the Company obtain this 1% NSR, Valterra shall have first right of refusal if the Company elects to sell it to a third party.

Stewart Property, British Columbia

Pursuant to an option agreement entered into in 2001 and completed in 2008, the Company acquired the rights to the Stewart mineral claims, a prospect located close to Nelson in south eastern British Columbia.  The Company holds a 100% right, title and interest in and to the property, subject only to a 3% NSR payable to the optionors. The Company has the right to purchase 66⅔% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33⅓%.

Buckskin Rawhide Property, Nevada

In January 2010 the Company completed a lease and option to purchase agreement to acquire 100% of the rights to the Buckskin Rawhide mineral claims, a gold prospect located near Fallon, Nevada.  The Company has agreed to lease the property from Nevada Sunrise, LLC subject to the following advance royalty payments: $10,000 annually for the years 2009 to 2011; $20,000 in 2012; $40,000 in 2013, and $60,000 from 2014 to 2019.  Lease payments may be paid in either cash or common shares of the Company based on an average price of shares traded during the calendar month prior to the payment due date.  Lease payments may be paid in common shares of the Company at the discretion of Nevada Sunrise, LLC based on an average price of shares traded during the calendar month prior to the payment due date.  During the lease period, the Company may conduct exploration and, if warranted, complete a NI 43-101 compliant feasibility study.  On completion of the feasibility study, the Company may acquire 100% ownership of the property by paying Nevada Sunrise, LLC an additional amount of $250,000. Nevada Sunrise, LLC is required to use these funds to purchase the retained 25% interest from Maurice and Lorraine Castagne, pursuant to an underlying property agreement, and to transfer that title to the Company.  Upon commercial production and after acquisition of 100% interest in the property, Nevada Sunrise, LLC will be entitled to a 2.5% NSR on production from the property.

Measurement uncertainty and impairment assessments

The Company is currently in the exploration stage on its mineral property interests, and has expensed its exploration costs.  The mineral property costs that are capitalized relate to mineral property acquisition costs.  At September 30, 2010, the carrying value of mineral property interests reflects the acquisition costs of surface rights and option payments on mineral property interests.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Three and nine months ended September 30, 2010 and 2009

 (expressed in United States dollars)

(Unaudited – prepared by management)

4.

Property and equipment (continued)

During the nine months ended September 30, 2010, the Company has completed private placements for gross proceeds of $728,540.  Subsequent to September 30, 2010, the Company also completed a second tranche of a private placement that closed on October 14, 2010, for additional gross proceeds of $1,021,460.

Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on the nature and amount of recent exploration amounts expensed, management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded. The Company decided to abandon the Jazz property and subsequently wrote-off the carrying value to zero. It is management’s opinion that the carrying amount of the remaining properties is supported by recent exploration expenditures in excess of the properties carrying value and the Company’s near-term exploration plans. Although management believes that estimates applied in these impairment assessment are reasonable, such estimates are subject to significant uncertainties and judgments.

5.

Capital lease obligation

The Company leases a vehicle under a capital lease which expires in 2012 and bears simple interest at a rate of 8.69%.  At September 30, 2010, future minimum lease payments under capital leases are $15,328 including $1,205 of anticipated interest payments, payable at $697 monthly.

Payments under capital lease included above are:

Periods ending December 31,	$
2010	2,093
2011	8,358
2012	4,877
Total minimum payments	15,328
Less interest	(1,205)
Capital lease obligation	14,123
Less: current portion	(5,976)
Non-current portion	8,147

6.

Share capital

Authorized

Unlimited number of common shares without par value.

Unlimited number of preference shares without par value.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Three and nine months ended September 30, 2010 and 2009

 (expressed in United States dollars)

(Unaudited – prepared by management)

6.

Share capital (continued)

(a)

Common shares, issued and fully paid

At the Annual and Special General Meeting of its shareholders held on September 18, 2009, the shareholders approved a special resolution to alter the Company’s authorized share structure by consolidating all of the issued and outstanding common shares without par value, of which 16,894,310 post-consolidation common shares are issued, based on 168,972,873 pre-consolidation common shares issued, and a consolidation on the basis of ten (10) pre-consolidation common shares to one (1) post-consolidation common share, after adjusting for rounding, or 16,894,310 common shares.  In addition, the issued and outstanding Class A preference shares were consolidated on the same basis, resulting in 398,483 Class A preference shares, after consolidation.  The share consolidation of the common shares without par value and the Class A preference shares was effective December 21, 2009.  All periods presented have been retroactively adjusted to reflect this reverse split.

A total of 3,000,000 units were issued at the price of $0.25 per unit to raise $750,000.  Each unit consists of one common share of the Company and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase, for a period of 24 months, one additional common share of the Company at a price of $0.35.  Finder's fees of $48,000 and 192,000 finder’s warrants were awarded in relation to the first tranche of the financing.  Each finder’s warrant entitles the holder to purchase, for a period of 24 months, one common share of the Company at a price of $0.25.  The share purchase warrants were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate of 1.78%, volatility factors of 89% and an expected life of two years.

On September 24, 2010, the Company completed a first tranche of a private placement, which was comprised of 5,203,856 units at a price of $0.14, comprised of one common share and one warrant, exercisable for $0.35 for a period of 24 months.  Finder's fees of $15,680 and 112,000 finder’s warrants (“Finder’s Warrants”) were awarded in relation to the first tranche of the financing.  The Finder’s Warrants have the same terms as the Warrants included in the Units sold to purchasers.  The share purchase warrants were valued using a European option pricing model using the following assumptions: weighted average risk free interest rate of 1.35%, volatility factors of 94% and an expected life of 1.67 years.  The value attributable to the transferable common share purchase warrants was $0.0001 per warrant.  The finders’ warrants were valued using the same assumptions, but using a Black-Scholes valuation and have a value attributable per share of $0.04 per share.

Subsequent to September 30, 2010, the Company closed the second and final tranche of the non-brokered private placement, of 7,296,142 units.  In total, 12,499,998 units were issued at the price of $0.14 per Unit to raise gross proceeds of approximately $1,750,000.  Finder's fees of $75,673 and 540,491 finder's warrants were awarded in relation to the second tranche of the financing.  Each finder's warrant entitles its holder to purchase, for a period of 24 months, one additional common share of the Company at a price of US$0.35.  The shares, the warrants, the finder’s warrants and any common shares issued on exercise of the warrants or the finder's warrants will be subject to a minimum hold period of four months.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Three and nine months ended September 30, 2010 and 2009

 (expressed in United States dollars)

(Unaudited – prepared by management)

6.

Share capital (continued)

The Company also completed a debt settlement with two creditors by the issuance of 608,135 common shares at a deemed value of $0.25 per share to settle outstanding debt of $152,034.

 (b)

Preference shares, issued

	Number of Shares	Amount
Equity portion of Class A Convertible Preference Shares, December 31, 2009	394,843	$ 90,902
Conversion of preference shares to common shares	(394,843)	(72,574)
Contributed surplus	--	(18,328)
Equity portion of Class A Convertible Preference Shares, September 30, 2010	--	$ --
Debt portion of Class A Preference Shares	September 30, 2010	December 31, 2009
Balance, beginning of period	$ 727,674	$ 621,232
Accretion	4,471	6,250
Realized foreign exchange loss	36,267	--
Unrealized foreign exchange loss	--	100,192
Loss on settlement of debt portion of preference shares	(288,825)	--
Warrant valuation	(479,587)
	--	106,442
Balance, end of period	$ --	$ 727,674

The 394,843 Class A Convertible Preference Shares were issued in fiscal 2003 in full satisfaction of an aggregate Cdn$789,686 of indebtedness owing to related parties.  In conjunction with the share consolidation discussed in Note 6 (a), the Company also amended the conversion ratio of the Class A Convertible Preference Shares.  The Class A Convertible Preference Shares were voting, with no fixed term and ranked in priority to the Company’s common shares and were entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  The shares were redeemable by the Company at any time after 30 days written notice at a redemption price of Cdn$2.00 per share, but are redeemable by the holder only out of funds available that are not, in the Company’s opinion, otherwise required for the development of the Company’s mineral property interests or to maintain a minimum of Cdn$2,000,000 in working capital.  The Class A Convertible Preference Shares were convertible, at the option of the holder, into common shares at any time at a ratio of one common share for each Class A Convertible Preference Shares.  The Preference Shares also had attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold valued at $300 per ounce in lieu of cash, provided the Company had on hand at the time, gold having an aggregate value of not less than the redemption amount.  This was at the Company’s option.

The value of the convertible preference shares was split into a debt component and an equity component.  This resulted in $90,902 being included in equity.  The debt portion of the preference shares fluctuates due to both accretion and fluctuations in the Canadian to U.S. dollar exchange rate.  The preference shares were converted to common shares at September 9, 2010, at a ratio of one preference to one common.  The common shares market value was less than the $90,902 preference share value and the difference of $18,328 was recorded in contributed surplus.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Three and nine months ended September 30, 2010 and 2009

 (expressed in United States dollars)

(Unaudited – prepared by management)

6.

Share capital (continued)

During the nine months ended September 30, 2010, the holders of its issued and outstanding Series A Preference Shares agreed to convert all of the Series A Preference Shares into common shares of the Company and to accept, subject to receipt of all necessary regulatory approvals, 2,813,575 units of the Company in satisfaction of accrued and unpaid dividends totalling approximately Cdn$422,036.  The fair value of the common shares issued on the settlement date was $517,151, resulting in a gain on the debt settlement of the unpaid dividends of $95,115.  A gain on the convertible preference share conversion was offset by the warrant valuation described below.  The gain on preference share conversion was $49,155, after the warrant valuation described below.  In addition, as part of the debt settlement, 2,813,575 warrants were issued at a price of $0.35, with an expiry date of September 9, 2015.  A valuation of the warrants using a Black-Scholes method, at a volatility of 170.6%, an expected life of five years, no dividend and a discount rate of 2.56%, was $479,587.  This has been recorded as a cost of the settlement of the conversion of the preference shares.

The Company has been advised by Frank A. Lang that as a result of the transaction, Mr. Lang will beneficially own 3,827,237 shares of the Company representing 15.7% of the issued and outstanding shares and 25.11% assuming exercise by Mr. Lang of all convertible securities he holds and no other issuances of shares by the Company.

(c)

Stock options

The Company has a rolling stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 10% of the issued and outstanding common shares at September 30, 2010.  During the nine months ended September 30, 2010, 243,250 fully vested stock options were forfeited or cancelled, with exercise prices ranging from Cdn$1.00 to Cdn$10.00, and 10,000 stock options exercisable at Cdn$3.60, expired, unexercised.  At September 30, 2010, 1,594,998 stock options were outstanding, with expiry dates from October 12, 2011 to March 17, 2015.

The following table summarizes stock option transactions for the nine months ended September 30, 2010, and the year ended December 31, 2009:

	Shares	Weighted Average Exercise Price (Cdn$)
Balance, December 31, 2008	1,455,250	$3.60
Expired	(17,000)	$2.50
Cancelled and forfeited	(150,000)	$1.91
Balance, December 31, 2009	1,288,250	$3.85
Granted	559,998	$0.25
Cancelled and forfeited	(243,250)	$5.55
Expired	(10,000)	$3.60
Balance, September 30, 2010	1,594,998	$2.33

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Three and nine months ended September 30, 2010 and 2009

 (expressed in United States dollars)

(Unaudited – prepared by management)

6.

Share capital (continued)

The following table summarizes information about the stock options outstanding at September 30, 2010:

Exercise Price (Cdn$)	Number Outstanding and Exercisable, September 30, 2010	Weighted Average Remaining Contractual Life
$1.00	26,500	1.03 years
$10.00	151,500	3.14 years
$9.00	85,500	3.78 years
$2.90	39,000	1.14 years
$2.00	97,500	2.61 years
$1.50	635,000	2.20 years
$0.25	559,998	4.46 years
		3.15 years

For the nine months ended September 30, 2010, the Company incurred stock-based compensation expense of $102,961 (2009 - $964).

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option valuation model with weighted average assumptions as follows:

	Nine months ended September 30,
	2010	2009
Risk free interest rate	2.2%	--
Expected life in years	3.8 years	--
Expected volatility	112.3%	--
Weighted average fair value per option grant	$0.18	--

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions.  The Company’s stock options are not transferable and cannot be traded, thus the Black-Scholes model may over-estimate the actual value of the options that the Company has granted.  The Black-Scholes model also requires an estimate of expected volatility.  The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility.  Changes in the subjective input assumptions can impact the fair value estimate.

Subsequent to September 30, 2010, 1,035,000 stock options were repriced to Cdn$0.175 from exercise prices ranging from Cdn$1.00 to Cdn$10.00.  There was no change to the expiry date of the stock options.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Three and nine months ended September 30, 2010 and 2009

 (expressed in United States dollars)

(Unaudited – prepared by management)

6.

Share capital (continued)

(d)

Warrants

As at September 30, 2010, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
501,500	$1.60	March 15, 2011
10,000	$1.60	April 9, 2011
350,000	$1.00/$1.50	November 4, 2010/2011
1,600,000	$0.35	April 6, 2012
80,000	$0.25	April 6, 2012
1,400,000	$0.35	April 23, 2012
112,000	$0.25	April 23, 2012
5,315,856	$0.35	September 30, 2012
2,813,575	$0.35	September 9, 2015
	$0.41

The following table summarizes warrant transactions for the nine months ended September 30, 2010:

	Shares	Weighted Average Exercise Price
Balance, December 31, 2009	861,500	$1.15
Warrants issued	11,321,431	$0.35
Balance, September 30, 2010		$0.41

7.

Related party transactions and balances

	September 30, 2010	December 31, 2009
Balance receivable from:
Directors and officers	$ 12,607	$ --
Balance payable to:
Directors and officers	$ 553,047	$ 757,022

(a)

In the nine months ended September 30, 2010, $97,450 (2009 - $101,729) in management, administrative, geological and other services have been provided by Quorum Management and Administrative Services Inc. (“Quorum”), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing certain personnel costs, office space, and overhead with the Company.  Currently, the Company has a one/third interest in Quorum.  The Company advanced three months of funds to Quorum for future services.  Quorum held this advance as a deposit for each shareholder company as working capital.  As at December 31, 2008, the Company concluded that amounts advanced may not be recoverable in full, based on the financial position of Quorum and its corresponding ability to continue to provide services to the Company.  Consequently, a provision of $321,839 was recorded.  This provision estimate assumed that Quorum would be in a position to provide services for a period of three months from the balance sheet date and that such services could drawn down against outstanding advances.  Any advance amounts in excess of the estimated three months services values were provided in full.  In the nine months ended September 30, 2010, Quorum has provided services in excess of the amount receivable from Quorum in the amount of $136,187.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Three and nine months ended September 30, 2010 and 2009

 (expressed in United States dollars)

(Unaudited – prepared by management)

7.

Related party transactions and balances (continued)

The recoverability of the balance of $163,588 will continue to be assessed as the receivable decreases for services provided by Quorum, and as services are performed, the amount of the services will be taken into income until such time that three months of working capital are advanced to Quorum as per the administrative services contract.

(b)

Consulting fees of $37,495 (2009 – $40,675) were paid or are accrued and payable to 759924 Ontario Ltd., a private company controlled by a director, Kenneth Yurichuk.

(c)

Consulting fees of $20,775 (2009 – $40,791) were paid or are accrued and payable to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.

(d)

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, except for promissory notes totalling $49,436 advanced by two directors.  Interest of $7,549 has been accrued on these notes payable.  Transactions with related parties are recorded at the exchange amount, being the price agreed between the parties.

8.

Supplementary cash flow information – non-cash transactions

	Nine months ended September 30,
	2010	2009
Financing and investing activities
Shares issued for mineral property interests	$ 7,134	$ --
Shares issued for settlement of debt	73,886	--
Shares issued for conversion of accrued dividends on preference shares	517,151	--
Warrants issued for conversion of accrued dividends on preference shares	479,587	--
Shares issued on conversion of preference shares	72,574	--
Stock-based compensation	102,961	964
Finders’ warrants	287,891	--

9.

Financial instruments and risk management

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost.  Cash and cash equivalents and short-term investments are designated as held-for-trading and measured at fair value.  Accounts receivable and due from related party balances are designated as loans and receivables and measured at amortized cost.  Accounts payable, due to related parties, capital lease obligations and convertible preference shares are designated as other financial liabilities and measured at amortized cost.

The fair values of the Company’s financial liabilities, may be below carrying values due to the liquidity issues of the Company, as indicated by the $698,564 working capital deficiency at September 30, 2010 (December 31, 2009 - $1,880,208).  The fair values of the Company’s accounts receivable and due from related parties approximate their carrying values at September 30, 2010, due to their short-term nature.

The fair values of the Company’s financial instruments measured at September 30, 2010, constitute Level 2 measurements for its cash within the fair value hierarchy defined under Canadian GAAP.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Three and nine months ended September 30, 2010 and 2009

 (expressed in United States dollars)

(Unaudited – prepared by management)

9.

Financial instruments and risk management (continued)

•

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.  The Company’s maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

	September 30, 2010	December 31, 2009
Accounts and other receivables -
Within 90 days or less	$ 45,192	$ 6,852
Past due by 90 days or less, not impaired	--	--
Due to related parties with contractual maturities	--	--
Within 90 days or less	12,607	--
Past due by 90 days or less, not impaired	--	--
	57,799	6,852
Cash	397,032	3,955
	$ 454,831	$ 10,807

•

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities.  Due to the lack of liquidity and working capital deficiency, management has increased its focus on liquidity risk given the impact of the current completed two private placements, one of which closed subsequent to September 30, 2010, for gross proceeds of $2,500,000.  The Company’s financial liabilities are comprised of its accounts payable and accrued liabilities and amounts due to related parties, the contractual maturities of which at September 30, 2010, are summarized as follows:

	September 30, 2010	December 31, 2009
Within 90 days or less	$ 607,925	$ 1,150,899
In later than 90 days, not later than one year	5,976	4,482
Due to related parties with contractual maturities
Within 90 days or less	8,147	757,022
In later than 90 days, not later than one year	--	--

•

Currency risk

The Company has not hedged its exposure to currency fluctuations.  At September 30, 2010, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, but presented in United States dollar equivalents.

	September 30, 2010	December 31, 2009
Canadian dollars
Cash	20,702	1,089
Accounts payable and accrued liabilities	(163,482)	(580,691)
Face value of convertible preference shares	--	(764,785)

Based on the above net exposures at September 30, 2010, and assuming that all other variables remain constant a 10% appreciation or depreciation of the Canadian dollar against the United States dollar would result in an increase/decrease of $14,278 in the Company’s loss from operations.

The Company’s independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Three and nine months ended September 30, 2010 and 2009

 (expressed in United States dollars)

(Unaudited – prepared by management)

10.

Exploration costs

	Nine months ended September 30,		Cumulative Total to September 30,
	2010	2009	2010
Idaho-Maryland Property, California
Exploration costs
Assays and analysis	$ --	$ --	$ 100,140
Community relations	--	--	80,561
Drilling	--	--	1,039,920
Geological and geochemical	242,469	371,789	4,314,409
Land lease and taxes	120,281	53,676	1,448,738
Consulting	--	--	209,713
Mine planning	58,634	398,285	4,409,826
Site activities		92,803	1,672,390
Stock-based compensation	--	--	481,684
Transportation	--	--	128,250
Incurred during the period	421,384	916,553	13,885,631
Rozan Gold Property, British Columbia
Exploration costs
Assays and analysis	--	--	11,803
Geological and geochemical	1,076	14	123,388
Drilling	--	--	64,050
Site activities	256	49	22,044
Stock-based compensation	--	--	16,055
Trenching	--	--	4,666
Transportation	--	--	12,354
Assistance and recoveries	(2,529)	--	(7,332)
Incurred during the period	(1,197)	63	247,038
Stewart Property, British Columbia
Exploration costs
Assays and analysis	--	--	96,157
Drilling	--	--	530,056
Geological and geochemical	431	21	221,148
Site activities	35	434	21,510
Stock-based compensation	--	--	16,055
Trenching	--	--	19,318
Transportation	--	--	45,838
Assistance and recoveries	(4,620)	--	(29,692)
Incurred during the period	(4,154)	455	920,390
Total Exploration Costs	$ 416,033	$ 917,071	$ 15,053,059